ISSUER FREE WRITING PROSPECTUS
(SUPPLEMENTING PRELIMINARY PROSPECTUS FILED MAY 8, 2006)
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-132368
RESTORE MEDICAL, INC.
      On May 8, 2006, we received approval from the Centers for Medicare & Medicaid Services, or CMS, of our application for assignment of a New Technology Ambulatory Payment Classification, or APC, designation for our Pillar Procedure. The APC designation provides a reimbursement mechanism for procedures using new medical device technologies that are performed for Medicare recipients in the hospital outpatient setting. CMS will establish a Healthcare Common Procedure Coding System, or HCPCS, code and descriptor for the Pillar Procedure, as well as the reimbursement payment amount, which will become effective as of October 1, 2006.
      Once we receive the proposed pricing for the Pillar Procedure from CMS, we will request the various Medicare intermediary healthcare insurers to establish coverage policies for the Pillar Procedure. After receipt of the HCPCS code and descriptor for the Pillar Procedure, we expect the process for obtaining Medicare coverage policies will take at least three to four months to complete, after which physicians will be able to offer the Pillar Procedure to Medicare patients as a reimbursable outpatient procedure to treat mild to moderate OSA. Although we do not yet know what reimbursement level CMS will establish for the Pillar Procedure, we expect that the reimbursement level will be sufficient to cover the cost of both the Pillar System and the associated procedural costs. There can be no assurance, however, that the Medicare intermediaries will establish coverage policies for the Pillar Procedure or that the level of reimbursement will be adequate to provide the incentive necessary for physicians to offer it to their patients.
      Following receipt of these various Medicare coverage policies, we also will approach private healthcare insurers, who often use the same coding and coverage established for Medicare, to establish similar outpatient coverage policies for the Pillar Procedure. There can be no assurance, however, that our receipt of these various Medicare coverage policies will lead to coverage by private healthcare insurers. In addition, if private healthcare insurers do agree to establish coverage for the Pillar Procedure, there is no guarantee that they will do so in a manner or at the level that will be adequate to provide the incentive necessary for physicians to offer it to their patients.
      The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer or its underwriters will arrange to send you the prospectus if you request it in writing at Deutsche Bank Securities Inc., Attn: Prospectus department, 1254 Ave of Americas, New York, New York 10017 or emailing prospectusrequest@list.db.com
      The most recent registration statement, as amended (including preliminary prospectus) can be accessed through the following link:
      http://www.sec.gov/ Archives/edgar/data/1350620/000095013406008953/c01111a3sv1za. htm